Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4159 Main 212.407.4000 Fax 212.202.4716

August 28, 2006

John Reynolds, Assistant Director Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Mail Stop 3561

Re:	Shine Media Acquisition Corp. Form S-1 Registration Statement File No. 333-127093

Dear Mr. Reynolds:

On behalf of our client, Shine Media Acquisition Corp., a Delaware corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”) one complete electronic version of Amendment No. 4 (“Amendment No. 4”) to the Company’s Registration Statement on Form S-1 (No. 333-127093) (collectively, the “Registration Statement”), including one complete electronic version of the exhibits filed therewith.

By Federal Express, the Company is furnishing the Commission’s staff (the “Staff”) with three marked courtesy copies of Amendment No. 4 and all exhibits thereto.

Amendment No. 4 responds to the comments set forth in the Staff letter dated July 27, 2006 (the “Staff’s Letter”). In order to facilitate your review of Amendment No. 4, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of Amendment No. 4.

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Response
Prospectus Summary

Dissolution and Liquidation if no business combination, page 7

1.	The Company has revised the disclosure on pages 8, 9 and 10 in accordance with the Staff’s comments.

Risk Factors, page 11

2.
The Warrant Agreement has been revised to provide that the Company may not redeem the warrants unless a registration statement relating to the shares underlying the warrants is effective and a current prospectus is available. The Company has revised the disclosure in the risk factor “We may choose to redeem...” to provide that the Company could redeem the warrants even if the Company is unable to qualify the shares underlying the warrants for sale under all applicable state securities laws.

3.
The Company has replaced the risk factor “Although we are required to use our best efforts…” with the risk factor “We cannot guarantee that a Registration Statement…” on page 17. The new risk factor clarifies that the Company has no obligation to settle the warrants in the absence of an effective registration statement and that the warrants can expire unexercised and unredeemed.

4.	The Company has revised the disclosure on pages 17 and 71 in accordance with the Staff’s comment.

5.
The Company has added a separate risk factor on page 18 relating to risks associated with the Company registering its common stock under the blue sky laws of the various states. In addition, the Company will agree, pursuant to Section 7.4 of the Warrant Agreement, to use reasonable efforts to register the Company’s common stock in the states of residence of exercising warrant holders, if permitted by the blue sky laws of such jurisdictions. Disclosure of the Company’s obligations under the Warrant Agreement with respect to the blue sky laws of the various states is included in the risk factor to which this comment relates and on page 71.

6.
Please note that the Company has not yet entered into any agreements with respect to the private placement that will occur immediately prior to the offering. The Company will, however, enter into the private placement after the registration statement was filed and prior to the completion of the offering to which the registration statement relates.

We respectfully submit, however, that engaging in the private placement immediately prior to the effectiveness of the Registration Statement does not constitute a public offering of securities. The private placement is limited to the directors and officers of the Company and their affiliates. The securities offered in the private placement will not be offered or sold to third parties. The officers and directors of the Company are not relying on the information in the registration statement to make their investment in the Company (since they have personal knowledge of all relevant information relating to the Company), nor did the officers and directors of the Company learn about the Company or the private placement through the Registration Statement. In addition, the Company’s officers and directors provided all the information relating to the Company and the proposed business that is included in the Registration Statement. Since the Company will not be offering the securities to anyone other than its officers and directors, we submit that the Company is engaging in a transaction not involving a public offering and that, therefore, Section 5 is inapplicable to the private placement.

Effecting a Business Combination, page 44

Plan of dissolution and liquidation if no business combination, page 48
7.	The Company has revised the disclosure on pages 6, 10, 14 and 22 in accordance with the Staff’s comment.

Warrants, page 67
8.	The Company has revised the disclosure in accordance with the Staff’s comment.

Financial Statements, page F-3
9.	The Company has updated the financial disclosure in the Registration Statement in accordance with Rule 3-12 of Regulation S-X.

Note 4 - Commitments and Contingencies, page F-10
10.
In response to the Staff’s comment, the Company has developed an estimate based on a basket of five companies within the Halter USX China Index with relatively similar market capitalizations and business operations to an acquisition the Company would make. The companies are comprised of China Finance Online Co. Ltd. (JTJC), Hurray! Holding Co. Ltd. (HRAY), Kongzhong Corporation (KONG), Linktone Ltd. (LTON) and Ninetowns DigitalWorld Trade Holdings (NINE). The companies and their industry sector, market capitalizations and historical volatilities are indicated in the table attached hereto as Exhibit A.

11.
In response to the Staff’s comment, the Company has revised the estimated volatility based on a four year contractual term or, where four-year data is unavailable, the longest period for which such information is available. The time period over which volatility was measured is indicated in the table attached hereto as Exhibit A.

12.
In response to the Staff’s comment, the last sentence of Section 3.3.2 of the Warrant Agreement has been revised to read as follows:

“In no event will the registered holder of a Warrant be entitled to receive a net-cash settlement, net-share settlement or other consideration in lieu of physical settlement in shares of Common Stock, regardless of whether the Common Stock underlying the Warrants is registered pursuant to an effective registration statement or a current prospectus is available.”

In response to the Staff’s comment, Section 7.4 of the Warrant Agreement has been revised to read as follows:

“The Company agrees that prior to the commencement of the Exercise Period, it will use its best efforts to prepare and file with the SEC a post-effective amendment to the Registration Statement, or a new registration statement, for the registration, under the Act of the Common Stock issuable upon exercise of the Warrants, and it shall take such action as is necessary to qualify for sale, in those states in which the Warrants were initially offered by the Company, the Common Stock issuable upon exercise of the Warrants. In either case, the Company will use its best efforts to cause the same to become effective on or prior to the commencement of the Exercise Period and to maintain the effectiveness of such registration statement and have a current prospectus available for delivery to the warrant holders until the earlier of the Redemption Date or the Expiration Date in accordance with the provisions of this Warrant Agreement. In addition, the Company agrees to use its reasonable efforts to register such securities under the blue sky laws of the states of residence of exercising warrant holders, if permitted by the blue sky laws of such jurisdictions, in the event that an exemption is not available. Notwithstanding the foregoing, a Warrant may expire worthless, unexercised and unredeemed regardless of whether a registration statement is current under the Act and a current prospectus is available with respect to the Common Stock issuable upon exercise of the Warrants. In no event will the registered holder of a Warrant be entitled to receive a net-cash settlement, net-share settlement or other consideration in lieu of physical settlement in shares of Common Stock, regardless of whether the Company complies with this Section 7.4.”

In response to the Staff’s comment, Section 2.3 of the Unit Purchase Option has been revised to read as follows:

“Notwithstanding anything herein to the contrary, the Company shall not be obligated to deliver any securities pursuant to the exercise of this Purchase Option unless (i) a registration statement under the Act with respect to the Units, Warrants and Common Stock issuable upon such exercise is effective and a current prospectus is available, or (ii) in the opinion of counsel to the Company or counsel to the Holder reasonably satisfactory to the Company the exercise of this Purchase Option is exempt from the registration requirements of the Act and such securities are qualified for sale or exempt from qualification under applicable securities laws of the states or other jurisdictions in which the registered holders reside. This Purchase Option may not be exercised by, or securities issued to, any registered holder in any state in which such exercise or issuance would be unlawful. This Purchase Option may expire unexercised and in no event will the registered holder of an Option be entitled to receive a net-cash settlement in lieu of physical settlement in Units, Common Stock or Warrants, regardless of whether the Units, Common Stock or Warrants underlying the Option are registered pursuant to an effective registration statement and a current prospectus is available.”

Exhibits

13.	The Company has revised the Warrant Certificate in accordance with the Staff’s comment.

14.	A copy of our revised opinion and consent, revised in accordance with the Staff’s comments, has been filed as Exhibit 5.1 to Amendment No. 4.

15.	A copy of our revised opinion and consent, revised in accordance with the Staff’s comments, has been filed as Exhibit 5.1 to Amendment No. 4.

16.
In accordance with the Staff’s comment, the last sentence of Section 2 of Exhibits 10.1 and Exhibits 10.12 were revised to read as follows:

“The foregoing section is not for the benefit of any third party beneficiaries of the Company and does not create any contract right in favor of any person other than the Company.”

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4159.

Sincerely, /s/ Mitchell S. Nussbaum Mitchell S. Nussbaum Loeb & Loeb LLP

cc:	Richard Chang, Chairman
Shine Media Acquisition Corp.

EXHIBIT A

Volatility of Shine Media Acquisition Corp. Comparables

Selected Halter USX China Index Companies' Historical Volatility

		Time	Market	Historical
Ticker	Sector	Period (yrs)	Cap ($M)	Volatility

kong	Media/Entertainment	2	192.4	28.9%
nine	Online Services	1	165.2	18.2%
jrjc	Online Services	1	110.1	28.5%
hray	Media/Entertainment	4	108.1	30.7%
lton	Media/Entertainment	2	95.5	33.8%